ArcelorMittal

Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2014

ARCELORMITTAL AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

(in millions of U.S. dollars, except share and per share data)

(unaudited)

	December 31, 2013	June 30, 2014
ASSETS
Current assets:
Cash and cash equivalents	6,072	4,214
Restricted cash	160	190
Trade accounts receivable and other (including 424 and 535 from related parties at December 31, 2013 and June 30, 2014, respectively)	4,886	5,260
Inventories (note 4)	19,240	18,627
Prepaid expenses and other current assets	3,375	3,122
Assets held for sale (note 5)	292	125
Total current assets	34,025	31,538

Non-current assets:
Goodwill and intangible assets	8,734	8,753
Biological assets	132	136
Property, plant and equipment (note 2)	51,232	50,699
Investments in associates and joint ventures (note 3)	7,195	6,948
Other investments (note 3)	738	1,136
Deferred tax assets	8,938	8,972
Other assets	1,314	1,421
Total non-current assets	78,283	78,065
Total assets	112,308	109,603

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (note 8)	4,092	3,702
Trade accounts payable and other (including 143 and 182 to related parties at December 31, 2013 and June 30, 2014, respectively)	12,604	12,494
Short-term provisions (note 10)	1,206	1,125
Accrued expenses and other liabilities	7,071	6,070
Income tax liabilities	179	156
Liabilities held for sale (note 5)	83	42
Total current liabilities	25,235	23,589

Non-current liabilities:
Long-term debt, net of current portion (note 8)	18,219	18,132
Deferred tax liabilities	3,115	3,235
Deferred employee benefits	9,494	9,222
Long-term provisions (note 10)	1,883	1,900
Other long-term obligations	1,189	1,301
Total non-current liabilities	33,900	33,790
Total liabilities	59,135	57,379

Commitments and contingencies (note 12 and note 13)

Equity (note 6):
Equity attributable to the equity holders of the parent	49,793	48,923
Non-controlling interests	3,380	3,301
Total equity	53,173	52,224
Total liabilities and equity	112,308	109,603

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in millions of U.S. dollars, except share and per share data)

(unaudited)

	Six months ended June 30,
	2013	2014
Sales (including 2,417 and 3,111 of sales to related parties for 2013 and 2014, respectively)	39,949	40,492
Cost of sales (including depreciation and impairment of 2,336 and 2,011 and purchases from related parties of 635 and 655 for 2013 and 2014, respectively)	37,708	37,517
Gross margin	2,241	2,975
Selling, general and administrative expenses	1,485	1,469
Operating income	756	1,506
Income (loss) from investments in associates, joint ventures and other investments	(42)	154
Financing costs - net	(1,634)	(1,516)
Income (loss) before taxes	(920)	144
Income tax expense (note 7)	196	217
Net income (loss) (including non-controlling interests)	(1,116)	(73)

Net income (loss) attributable to:
Equity holders of the parent	(1,125)	(153)
Non-controlling interests	9	80
Net income (loss) (including non-controlling interests)	(1,116)	(73)

Earnings (loss) per common share (in U.S. dollars):
Basic	(0.65)	(0.09)
Diluted	(0.65)	(0.09)

Weighted average common shares outstanding (in millions):
Basic	1,769	1,791
Diluted	1,770	1,793

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Condensed Consolidated Statements of Other Comprehensive Income

(in millions of U.S. dollars, except share and per share data)

(unaudited)

	Six months ended June 30,
	2013		2014
Net income (loss) (including non-controlling interests)		(1,116)		(73)

Items that can be recycled to the condensed consolidated statements of operations
Available-for-sale investments:
Gain (loss) arising during the period	(114)		253
Reclassification adjustments for (gain) loss included in the condensed consolidated statements of operations	-		56
	(114)		309
Derivative financial instruments:
Gain (loss) arising during the period	39		87
Reclassification adjustments for (gain) loss included in the condensed consolidated statements of operations	(132)		5
	(93)		92
Exchange differences arising on translation of foreign operations:
Gain (loss) arising during the period	(1,501)		145
Reclassification adjustments for (gain) loss included in the condensed consolidated statements of operations	(10)		(18)
	(1,511)		127

Share of other comprehensive income (loss) related to associates and joint ventures:
Gain (loss) arising during the period	(171)		(85)
Reclassification adjustments for (gain) loss included in the consolidated statements of operations	-		(54)
	(171)		(139)

Income tax benefit (expense) related to components of other comprehensive income that can be recycled to the condensed consolidated statements of operations	82		(7)

Total other comprehensive income (loss)	(1,807)		382

Total other comprehensive income (loss) attributable to:
Equity holders of the parent	(1,598)		388
Non-controlling interests	(209)		(6)

		(1,807)		382
Total comprehensive income (loss)		(2,923)		309
Total comprehensive income (loss) attributable to:
Equity holders of the parent		(2,723)		235
Non-controlling interests		(200)		74
Total comprehensive income (loss)		(2,923)		309

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

(in millions of U.S. dollars, except share and per share data)

(unaudited)

									Reserves
									Items that can be recycled to the condensed consolidated statements of operations			Items that cannot be recycled to the condensed consolidated statements of operations
			Share capital	Treasury shares	Subordinated perpetual capital securities	Mandatorily convertible notes	Additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on derivative financial instruments	Unrealized gains (losses) on available-for-Sale securities	Recognized actuarial losses	Equity attributable to the equity holders of the parent	Non-controlling interests	Total Equity

		Shares[1,2]
	Balance at December 31, 2012	1,549	9,403	(414)	650	-	19,082	26,186	(2,244)	(214)	(173)	(5,260)	47,016	3,450	50,466
	Net loss (including non-controlling interests)	-	-	-	-	-	-	(1,125)	-	-	-	-	(1,125)	9	(1,116)
	Other comprehensive loss	-	-	-	-	-	-	-	(1,393)	(80)	(125)	-	(1,598)	(209)	(1,807)
	Total comprehensive loss	-	-	-	-	-	-	(1,125)	(1,393)	(80)	(125)	-	(2,723)	(200)	(2,923)
	Offering of common shares	105	608	-	-	-	1,148	-	-	-	-	-	1,756	-	1,756
	Mandatorily convertible notes	-	-	-	-	1,838	-	-	-	-	-	-	1,838	-	1,838
	Disposal of 15% interest in ArcelorMittal Mines Canada	-	-	-	-	-	-	726	-	-	-	-	726	374	1,100
	Dilution in Baffinland	-	-	-	-	-	-	-	-	-	-	-	-	(208)	(208)
	Recognition of share based payments	-	-	-	-	-	9	-	-	-	-	-	9	-	9
	Dividend (0.20 per share)	-	-	-	-	-	-	(332)	-	-	-	-	(332)	(9)	(341)
	Coupon on subordinated perpetual capital securities	-	-	-	-	-	-	(28)	-	-	-	-	(28)	-	(28)
	Other movements	-	-	-	-	-	-	1	-	-	-	-	1	(7)	(6)
	Balance at June 30, 2013	1,654	10,011	(414)	650	1,838	20,239	25,428	(3,637)	(294)	(298)	(5,260)	48,263	3,400	51,663

	Balance at December 31, 2013	1,654	10,011	(414)	650	1,838	20,248	24,037	(2,910)	(324)	(105)	(3,238)	49,793	3,380	53,173
	Net income (loss) (including non-controlling interests)	-	-	-	-	-	-	(153)	-	-	-	-	(153)	80	(73)
	Other comprehensive income (loss)	-	-	-	-	-	-	-	7	66	315	-	388	(6)	382
	Total comprehensive income (loss)	-	-	-	-	-	-	(153)	7	66	315	-	235	74	309
	Redemption of subordinated perpetual capital securities (note 6)	-	-	-	(650)	-	-	(7)	-	-	-	-	(657)	-	(657)
	Mandatory convertible bonds extension (see note 6)	-	-	-	-	-	-	-	-	-	-	-	-	(47)	(47)
	Option premiums on treasury shares (note 6)	-	-	-	-	-	-	(309)	-	309	-	-	-	-	-
	Recognition of share based payments	-	-	-	-	-	12	-	-	-	-	-	12	-	12
	Dividend (0.2 per share)	-	-	-	-	-	-	(333)	-	-	-	-	(333)	(49)	(382)
	Coupon on subordinated perpetual capital securities	-	-	-	-	-		(22)	-	-	-	-	(22)	-	(22)
	Other changes in non-controlling interests	-	-	-	-	-	-	(40)	-	-	-	-	(40)	(52)	(92)
	Other movements	-	-	-	-	-	-	(65)	-	-	-	-	(65)	(5)	(70)
	Balance at June 30, 2014	1,654	10,011	(414)	-	1,838	20,260	23,108	(2,903)	51	210	(3,238)	48,923	3,301	52,224

1	Excludes treasury shares
2	In millions of shares
	The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in millions of U.S. dollars, except share and per share data)

(unaudited)

	Six months ended June 30,
	2013	2014
Operating activities:
Net loss (including non-controlling interests)	(1,116)	(73)

Adjustments to reconcile net loss to net cash provided by operations and payments:
Depreciation and impairment	2,336	2,011
Interest expense	1,000	850
Interest income	(51)	(40)
Income tax expense	196	217
Loss/(Income) from associates, joint ventures and other investments	42	(154)
Provisions for labour agreements and separation plans	318	289
Recycling of deferred (gain)/loss on raw material hedges	(92)
Unrealized foreign exchange effects, provisions and other non-cash operating expenses (net)	342	92

Changes in operating assets and liabilities, net of effects from acquisitions:
Trade accounts receivable	(982)	(374)
Inventories	442	380
Trade accounts payable	1,263	(56)
Interest paid	(1,075)	(933)
Interest received	38	69
Cash contributions to plan assets and benefits paid for pensions and OPEB	(334)	(352)
VAT and other amounts from public authorities	233	291
Dividends received from associates, joint ventures and other investments	94	118
Taxes paid	(62)	(224)
Other working capital, provision movements and other liabilities	(535)	(1,034)
Net cash provided by operating activities	2,057	1,077

Investing activities:
Purchase of property, plant and equipment and intangibles	(1,636)	(1,649)
Disposal of net assets of subsidiaries and non-controlling interests (net of cash disposed of nil and (84) for the six months ended June 2013 and June 2014, respectively)	139	183
Acquisition of associates and joint ventures	(100)	(258)
Other investing activities (net)	77	27
Net cash used in investing activities	(1,520)	(1,697)

Financing activities:
Proceeds from short-term and long-term debt	874	2,945
Payments of short-term and long-term debt	(3,942)	(3,318)
Proceeds from mandatorily convertible notes	2,222
Common stock offering	1,756
Payment of subordinated perpetual capital securities		(657)
Dividends paid	(37)	(62)
Disposal of non-controlling interests	1,100
Other financing activities (net)	(76)	(26)
Net cash provided by (used in) financing activities	1,897	(1,118)

Net increase (decrease) in cash and cash equivalents	2,434	(1,738)
Effect of exchange rate changes on cash	(85)	(127)

Cash and cash equivalents:
At the beginning of the period	4,402	6,072
Reclassification of the period-end cash and cash equivalents to assets held for sale		7
At the end of the period	6,751	4,214

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements for the six months ended June 30, 2014

(in millions of U.S. dollars)

(unaudited)

NOTE 1 – BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Preparation of the condensed consolidated financial statements

The condensed consolidated financial statements of ArcelorMittal and Subsidiaries (“ArcelorMittal” or the “Company”) as of December 31, 2013 and June 30, 2014 as well as for the six months ended June 30, 2013 and 2014 (the “Interim Financial Statements”) have been prepared in accordance with International Accounting Standard (“IAS”) No. 34, “Interim Financial Reporting”. They should be read in conjunction with the annual consolidated financial statements and the notes thereto in the Company’s Annual Report for the year ended December 31, 2013, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Interim Financial Statements are unaudited. They were authorized for issuance on July 31, 2014 by the Company’s Board of Directors.

Accounting policies

The Interim Financial Statements have been prepared on a historical cost basis, except for available for sale financial assets, derivative financial instruments and biological assets, which are measured at fair value less cost to sell, and inventories, which are measured at the lower of net realizable value or cost. Unless specifically described herein, the accounting policies used to prepare the Interim Financial Statements are the policies described in note 2 of the consolidated financial statements for the year ended December 31, 2013.

On January 1, 2014, the Company implemented changes to its organizational structure which has a greater geographical focus. The principal benefits of the changes are to reduce organizational complexity and layers; simplification of processes; regional synergies and taking advantage of the scale effect within the regions.

As a result of the organizational changes, the Company’s reportable segments changed to NAFTA, Brazil, Europe, ACIS and Mining. NAFTA includes the Flat, Long and Tubular operations of the USA, Canada and Mexico. Brazil includes the Flat operations of Brazil and the Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica, Trinidad and Tobago and Venezuela. Europe is comprised of the Flat, Long and Tubular operations of the European business, as well as Distribution Solutions (AMDS). The ACIS segment is largely unchanged except the addition of some Tubular operations and distribution activities (ArcelorMittal International). The Mining segment remains unchanged. The changes in reportable segments are presented in note 11.

Adoption of new IFRS standards and interpretations applicable from January 1, 2014

On January 1, 2014, the Company adopted the following amendments and interpretation which did not have any material impact on the financial statements of the Company:

•     Amendments to IAS 32 “Financial Instruments: Presentation”, issued on December 16, 2011, clarifies the application of the offsetting of financial assets and financial liabilities requirement.

•     Amendments to IFRS 10 “Consolidated Financial Statements”, IFRS 12 “Disclosure of Interests in Other Entities” and IAS 27 “Separate Financial Statements”, issued on October 31, 2012, clarifies the definition and measurement of investment entities.

•     On May 20, 2013, the IASB issued IFRIC Interpretation 21 “Levies”, issued on May 20, 2013, clarifies the recognition and measurement of levies.

•     On June 27, 2013, the IASB published Amendments to IAS 39 “Financial Instruments: Recognition and Measurement”, issued on June 27, 2013, clarifies the treatment of hedge accounting.

New IFRS standards and interpretations applicable from July 1, 2014 onward

On November 21, 2013, the IASB published amendments to IAS 19 “Employee Benefits”, which clarify the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. The adoption of these amendments will not have a material impact on the financial statements of the Company.

On January 30, 2014, the IASB issued IFRS 14 “Regulatory Deferral Accounts”. The aim of this standard is to enhance the comparability of financial reporting by entities that are engaged in rate-regulated activities. This standard is effective for annual periods beginning on or after January 1, 2016, with early application permitted. The adoption of this new standard will not have any impact on the financial statements of the Company.

On May 6, 2014, the IASB published amendments to IFRS 11 “Joint Arrangements”. The amendments clarify the accounting for acquisitions of an interest in a joint operation when the operation constitutes a business. The amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted. The Company is still in the process of assessing whether there will be any significant changes to its financial statements upon adoption of these new amendments.

On May 12, 2014, the IASB published amendments to IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets”. The IASB clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances. The amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted. The Company is still in the process of assessing whether there will be any significant changes to its financial statements upon adoption of these new amendments.

On May 28, 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers” which specifies how and when to recognize revenue as well as requiring entities to provide users of financial statements with more informative and relevant disclosures. The standard supersedes IAS 18 'Revenue', IAS 11 'Construction Contracts' and a number of revenue-related interpretations. This standard is effective for annual periods beginning on or after January 1, 2017. The Company is still in the process of assessing whether there will be any significant changes to its financial statements upon adoption of this new standard.

On June 30, 2014, the IASB issued amendments to IAS 16 and IAS 41 “Agriculture” which changes the financial reporting for bearer plants, such as grape vines, rubber trees and oil palms. The IASB decided that bearer plants should be accounted for in accordance with IAS 16, because their operation is similar to that of manufacturing. Consequently, the amendments include them within the scope of IAS 16, instead of IAS 41. The produce growing on bearer plants will remain within the scope of IAS 41. The amendments are effective for annual periods beginning on or after January 1, 2016, with early application permitted. The Company is still in the process of assessing whether there will be any significant changes to its financial statements upon adoption of these new amendments.

The preparation of consolidated financial statements in conformity with IFRS recognition and measurement principles requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances or obtaining new information or more experience may result in revised estimates, and actual results could differ from those estimates.

NOTE 2 – PROPERTY, PLANT AND EQUIPMENT

During the period ended June 30, 2014, the Company performed a review of the useful lives of its assets and determined its maintenance and operating practices have enabled a change in the useful lives of plant and equipment. Maintenance practices employed have served to preserve and extend the operating life of certain of these assets, while operating practices in the current economic environment have also contributed to the extension of asset useful life beyond previous estimates. The Company thus revised the useful lives due to its determination that certain of its existing assets have been used longer than previously anticipated and therefore, the estimated useful lives of certain plant and equipment have been lengthened. The previously applied useful lives and the revised ones are presented in the table below. The Company applied this change in accounting estimate prospectively as of January 1, 2014, in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. The reduction of depreciation charge as a result of changes in estimated useful lives for the six months ended June 30, 2014 was approximately 350. The Company expects the depreciation charge for the current year and future years to decrease by approximately 700 as compared to the amounts that would have been charged if no change in estimate occurred.

Asset Category	Former Useful Life Range	Revised Useful Life Range
Land	Not depreciated	Not depreciated
Buildings	10 to 50 years	10 to 50 years
Property plant & equipment	15 to 30 years	15 to 50 years
Auxiliary facilities	15 to 30 years	15 to 40 years
Other facilities	5 to 20 years	5 to 20 years

There were no impairment charges recorded during the six months ended June 30, 2014. Impairment charges for the six months ended June 30, 2013 amounted to 39 and were primarily related to the closure of the organic coating and tin plate lines in the Florange site in France, which is part of the Europe reportable segment.

NOTE 3 – INVESTMENTS IN ASSOCIATES, JOINT VENTURES AND OTHER INVESTMENTS

On April 30, 2014, following simultaneously with the exercise by Deutsche Bank of its put option with respect to a 7.5% stake in China Oriental Group Company Ltd (“China Oriental”) acquired on April 30, 2008 from ArcelorMittal in connection with a sale and purchase agreement it entered into with ArcelorMittal to restore the restoration of the public float of China Oriental on the Hong Kong Stock Exchange (“HKSE”), the Company sold this investment to Macquarie Bank and entered into a put option arrangement with the latter maturing on April 30, 2015. The Company extended the existing put option agreement with ING in relation to a further 9.9% stake in China Oriental for one year. Accrued expenses and other liabilities and prepaid expenses and other current assets decreased by 312 as a result of these changes. The Company has not derecognized the 17.4% stake in respect of China Oriental as it has retained its exposure to that the significant risk and rewards of the investment through the put options.

On February 8, 2014, the Company’s interest in the associate Hunan Valin Steel Tube and Wire Co. Ltd. (“Hunan Valin”) decreased from 20% to 15% following the exercise of the third put option granted by Hunan Valin Iron & Steel Group Co, Ltd. Accordingly, the Company discontinued the accounting for its investment under the equity method and reclassified its interest as available-for-sale within other investments in the statement of financial position. The resulting loss on disposal was recorded as income (loss) from investments in associates, joint ventures and other investments and amounted to 76. This amount consisted of a gain of 13 on disposal of the 5% stake and the reclassification of the accumulated positive foreign exchange translation difference from other comprehensive income to the statements of operations of 61, offset by a loss of 150 with respect to the remeasurement at fair value of the remaining interest of 15%. As of June 30, 2014, the fair value and the other comprehensive income related to Hunan Valin investment were 141 and 5, respectively. The Company also recognized a gain of 64 in relation to the fourth and last put option with an exercise date August 6, 2014, which is a level 2 financial instrument with a carrying value of 64 as of June 30, 2014.

On February 26, 2014, the Company together with Nippon Steel & Sumitomo Metal Corporation (“NSSMC”) completed the acquisition of ThyssenKrupp Steel USA (“TK Steel USA”), a steel processing plant in Calvert, Alabama, USA, for a total consideration of 1,550 financed through a combination of debt at entity level and equity, of which 258 was paid by ArcelorMittal. The Company concluded that it has joint control of the arrangement, AM/NS Calvert (“Calvert”), together with NSSMC and accounted for its 50% interest in the joint venture under the equity method. The transaction includes a six-year agreement to purchase two million tonnes of slab annually from TK CSA, an integrated steel mill complex located in Rio de Janeiro, Brazil, using a market-based price formula. TK CSA has an option to extend the agreement for an additional three years on terms that are more favorable to the joint venture, as compared with the initial time period. The remaining slab balance will be sourced from ArcelorMittal plants in the US, Brazil and Mexico. ArcelorMittal will be principally responsible for marketing the product on behalf of the joint venture. The price ArcelorMittal will receive for its slabs will be determined by the volume, price and cost performance of the joint venture. The carrying amount and the net income of Calvert were 297 as of June 30, 2014 and 33 for the six months ended June 30, 2014, respectively.

The Company concluded that its investment in Ereğli Demir ve Çelik Fabrikalari T.A.S. (“Erdemir”) experienced a prolonged decline in fair value that remained continuously below cost for more than two years. Accordingly, it recorded an impairment charge of 56 in income from investments in associates, joint ventures and other investments. Following the subsequent increase in the fair value of Erdemir, the Company recorded a revaluation gain of 213 in other comprehensive income at June 30, 2014.

NOTE 4 – INVENTORIES

                Inventory, net of the allowance for slow-moving inventory, excess of cost over net realizable value and obsolescence as of December 31, 2013 and June 30, 2014, is comprised of the following:

	December 31, 2013	June 30, 2014
Finished products	6,523	6,857
Production in process	4,350	4,054
Raw materials	6,590	5,896
Manufacturing supplies, spare parts and other	1,777	1,820
Total	19,240	18,627

The amount of write-downs of inventories to net realizable value recognized as an expense was 447 and 363 during the six months ended June 30, 2013 and 2014, respectively.

NOTE 5 – ASSETS AND LIABILITIES HELD FOR SALE

On July 10, 2014, the Company signed an agreement to sell its wholly-owned subsidiary Circuit Foil Luxembourg, which manufactures electrodeposited copper foils for the electronics industry, and certain of its subsidiaries (“Circuit Foil”) to Doosan Corporation, a South Korean conglomerate. Accordingly, the related assets and liabilities were classified as held for sale at June 30, 2014. The agreed cash consideration amounts to 50. Circuit Foil was included in the Europe reportable segment.

On June 30, 2014, ArcelorMittal completed the sale of its 78% stake in the European port handling and logistics company ATIC Services S.A. (“ATIC”) for €155 million (144 net of cash of 68 disposed of) to H.E.S. Beheer, who held the remaining 22% non-controlling interest. ATIC was part of the Europe reportable segment.

On May 30, 2014, the Company completed the disposal of its 50% stake in the joint venture Kiswire ArcelorMittal Ltd. (“Kiswire”) in South Korea and certain other entities of its steel cord business in the US, Europe and Asia to Kiswire Ltd. These various entities were part of the Europe reportable segment. On the closing date, the Company received a preliminary cash consideration of 55 (39 net of cash of 16 disposed of) subject to revision upon final determination of net debt and working capital situation on closing date. The existing intra group debt of the sold subsidiaries of 102 was assumed by Kiswire and will be repaid at the latest during the first half of 2015.

On April 30, 2014, the Company completed the extension of its partnership with Bekaert Group (“Bekaert”) in Latin America to Costa Rica and Ecuador. It transferred 73% of the wire business of ArcelorMittal Costa Rica and its 55% interest in Cimaf Cabos, a cable business in Osasco (São Paulo) Brazil, previously a branch of Belgo Bekaert Arames (“BBA”), to Bekaert. ArcelorMittal acquired a 27% non-controlling interest in the Ideal Alambrec Ecuador plant controlled by Bekaert. The two transferred businesses were part of the Brazil reportable segment.

The result on disposal for the above mentioned disposals was immaterial. The aggregate net assets disposed of amounted to 198.

NOTE 6 – EQUITY

Share capital

Following the completion of an offering of ordinary shares on January 14, 2013, ArcelorMittal increased share capital by €455 (608) from €6,428 (9,403) to €6,883 (10,011) through the issuance of 104,477,612 new shares fully paid up. The aggregate number of shares issued and fully paid up increased to 1,665,392,222. The ordinary shares do not have a nominal value.

Authorized share capital

At the Extraordinary General Meeting held on May 8, 2013, the shareholders approved an increase of the authorized share capital of ArcelorMittal by €524 million represented by 223 million shares, or approximately 8% of ArcelorMittal’s outstanding capital. Following this approval, which is valid for five years, the total authorized share capital was €8.2 billion represented by 1,996 million shares without nominal value.

Treasury shares

ArcelorMittal held, indirectly and directly, approximately 11.8 million and 11.8 million treasury shares as of December 31, 2013 and June 30, 2014, respectively.

Dividends

The dividend for the full year of 2014 amounted to 333 and was paid on July 15, 2014. For the six months ended June 30, 2013, dividend payments of 332 were made on July 15, 2013.

Option premium on USD  convertible bonds

The Company reclassified from reserves to retained earnings premiums paid for an amount of 435 (309 net of tax) with respect to expired USD denominated call options on treasury shares acquired on December 18, 2010 in order to hedge its obligations arising from the potential conversion of the 800 Convertible Senior Notes into ArcelorMittal shares.

Mandatorily convertible notes

On January 16, 2013, ArcelorMittal issued mandatorily convertible subordinated notes (“MCNs”) with net proceeds of 2,222. The notes have a maturity of 3 years, were issued at 100% of the principal amount and are mandatorily converted into ordinary shares of ArcelorMittal at maturity unless converted earlier at the option of the holders or ArcelorMittal or upon specified events in accordance with the terms of the MCNs. The MCNs pay a coupon of 6.00% per annum, payable quarterly in arrears. The minimum conversion price of the MCNs was set at $16.75, corresponding to the placement price of shares in the concurrent ordinary shares offering as described above, and the maximum conversion price was set at approximately 125% of the minimum conversion price (corresponding to $20.94). The minimum and maximum conversion prices are subject to adjustment upon the occurrence of certain events, and were, as of June 30, 2014, $16.28 and $20.36, respectively. The Company determined the notes met the definition of a compound financial instrument and as such determined the fair value of the financial liability component of the bond was 384 on the date of issuance and recognized it as long-term obligation. The value of the equity component of 1,838 was determined based upon the difference of the cash proceeds received from the issuance of the bond and the fair value of the financial liability component on the date of issuance and is included in equity.

Subordinated perpetual capital securities

On September 28, 2012, the Company issued subordinated perpetual capital securities for a nominal amount of 650 and a coupon of 8.75%, which was to be reset periodically over the life of the securities. As the Company had no obligation to redeem the securities and the coupon payment was to be deferred by the Company under certain circumstances, it classified the net proceeds from the issuance of subordinated perpetual capital securities (642 net of transaction costs) as equity. Coupon payments to holders of subordinated perpetual capital securities for the six month periods ended June 30, 2013 and 2014 were 28 and 22, respectively.

On February 20, 2014, ArcelorMittal redeemed all of its outstanding 650 subordinated perpetual capital securities following the occurrence of a “Ratings Agency Event”, as defined in the terms of the securities.  The notes were redeemed for 657, at a redemption price of 101% of the principal amount, plus accrued interest of 22.

Mandatory convertible bonds

On January 17, 2014, the conversion date of the 1,000 mandatory convertible bonds was extended from January 31, 2014 to January 29, 2016. The Company determined that this transaction led to the extinguishment of the existing compound instrument and the recognition of a new compound instrument including non-controlling interests for 902 (net of tax and fees) and debt for 91. The difference between the carrying amount of the previous instrument and the fair value of the new instrument amounted to 49 and was recognized as financing costs in the consolidated statements of operations.

NOTE 7 – INCOME TAX

The tax expense for the period is based on an estimated annual effective rate, which requires management to make its best estimate of annual pre-tax income for the year. During the year, management regularly updates its estimates based on changes in various factors such as geographical mix of operating profit, prices, shipments, product mix, plant operating performance and cost estimates, including labor, raw materials, energy and pension and other postretirement benefits.

The income tax expense was 196 and 217 for the six months ended June 30, 2013 and 2014, respectively.

NOTE 8 – SHORT-TERM AND LONG-TERM DEBT

Short-term debt, including the current portion of long-term debt, consisted of the following:

		December 31, 2013	June 30, 2014
	Short-term bank loans and other credit facilities including commercial paper*	545	1,581
	Current portion of long-term debt	3,491	2,059
	Lease obligations	56	62
	Total	4,092	3,702

*	The weighted average interest rate on short term borrowings outstanding were 4.1% and 5.6% as of December 31, 2013 and June 30, 2014, respectively.

Short-term bank loans and other credit facilities include short-term loans, overdrafts and commercial paper.

During the six months ended June 30, 2014, ArcelorMittal entered into short-term committed bilateral credit facilities totaling approximately $0.9 billion. As of June 30, the facilities remain fully available.

On June 10, 2014, ArcelorMittal entered into a new bank loan for an amount of $1 billion. The credit institution has the right to demand repayment of the loan once per year, starting February 2015, until the final maturity date on April 20, 2017. Accordingly, the loan was classified as current liabilities.

The Company’s long-term debt consisted of the following:

		Year of maturity	Type of interest	Interest rate[1]	December 31, 2013	June 30, 2014
	Corporate
	3.6 billion Revolving Credit Facility	2016	Floating		-	-
	2.4 billion Revolving Credit Facility	2018	Floating		-	-
	€1.25 billion Convertible Bonds	2014	Fixed	7.25%	1,692	-
	800 Convertible Senior Notes	2014	Fixed	5.00%	780	-
	€0.1 billion Unsecured Bonds	2014	Fixed	5.50%	138	137
	€0.36 billion Unsecured Bonds	2014	Fixed	4.63%	497	492
	750 Unsecured Notes	2015	Fixed	9.50%	747	749
	1.0 billion Unsecured Bonds	2015	Fixed	4.25%	996	997
	500 Unsecured Notes	2015	Fixed	4.25%	499	499
	500 Unsecured Notes	2016	Fixed	4.25%	498	499
	€1.0 billion Unsecured Bonds	2016	Fixed	10.63%	1,373	1,361
	€1.0 billion Unsecured Bonds	2017	Fixed	5.88%	1,371	1,359
	1.4 billion Unsecured Notes	2017	Fixed	5.00%	1,394	1,395
	1.5 billion Unsecured Notes	2018	Fixed	6.13%	1,500	1,500
	€0.5 billion Unsecured Notes	2018	Fixed	5.75%	686	679
	1.5 billion Unsecured Notes	2019	Fixed	10.35%	1,471	1,473
	€750 billion Unsecured Bonds	2019	Fixed	3.00%	-	1,016
	1.0 billion Unsecured Bonds	2020	Fixed	5.75%	986	987
	1.5 billion Unsecured Notes	2021	Fixed	6.00%	1,487	1,488
	1.1 billion Unsecured Notes	2022	Fixed	6.75%	1,089	1,089
	1.5 billion Unsecured Bonds	2039	Fixed	7.50%	1,465	1,465
	1.0 billion Unsecured Notes	2041	Fixed	7.25%	983	983
	Other loans	2014-2021	Fixed	3.46%-3.75%	77	69
	EBRD loans	2015	Floating	1.24%	25	17
	EIB loan	2016	Floating	1.71%	345	341
	300 Term Loan Facility	2016	Floating	2.08%	-	300
	ICO loan	2017	Floating	2.83%	68	57
	Other loans	2015-2035	Floating	0.00%-2.47%	177	160
	Total Corporate				20,344	19,112

	Americas
	600 Senior Unsecured Notes	2014	Fixed	6.50%	188	-
	Other loans	2014-2026	Fixed/ Floating	0.78%-15.08%	448	366
	Total Americas				636	366

	Europe, Asia & Africa
	Other loans	2014-2025	Fixed/ Floating	0.00%-13.75%	31	46
	Total Europe, Asia & Africa				31	46

	Total				21,011	19,524
	Less current portion of long-term debt				(3,491)	(2,059)

	Total long-term debt (excluding lease obligations)				17,520	17,465
	Lease obligations [2]				699	667
	Total long-term debt, net of current portion				18,219	18,132

1	Rates applicable to balances outstanding at June 30, 2014.
2	Net of current portion of 56 and 62 as of December 31, 2013 and June 30, 2014, respectively.

Corporate

3.6 billion Revolving Credit Facility

On March 18, 2011, ArcelorMittal entered into a $6 billion facility, a syndicated revolving credit facility which may be utilized for general corporate purposes and which matures in 2016. On November 26, 2013, the facility was amended and reduced to $3.6 billion. As of June 30, 2014, the $3.6 billion Revolving Credit Facility remains fully available.

2.4 billion Revolving Credit Facility

On May 6, 2010, ArcelorMittal entered into a $4 billion facility, a syndicated revolving credit facility which may be utilized for general corporate purposes. On November 26, 2013, the facility was amended and reduced to $2.4 billion and the maturity date extended to November 6, 2018. As of June 30, 2014, the $2.4 billion Revolving Credit Facility remains fully available.

Bonds

On March 25, 2014, ArcelorMittal completed the offering of €750 million 3% Notes due March 25, 2019 issued under the €3 billion wholesale Euro Medium Term Notes Programme. The proceeds of the issuance were used for general corporate purposes.

On April 1, 2014, at maturity, ArcelorMittal repaid its €1.25 billion 7.25% unsecured and unsubordinated Convertible bonds. Additional information on the call options on the €1.25 billion Convertible bonds is set forth in Note 9.

On April 15, 2014, at maturity, ArcelorMittal repaid the remaining outstanding amount of 188.5 of its 600 6.50% Unsecured Notes.

On May 15, 2014, at maturity, ArcelorMittal repaid its 800 5.00% unsecured and unsubordinated Convertible Senior Notes. Additional information on the call options on the 800 Convertible Senior Notes is set forth in Note 6.

On July 4, 2014, ArcelorMittal completed the offering of €600 million 2.875% Notes due July 6, 2020 issued under the €3 billion wholesale Euro Medium Term Notes Programme. The proceeds of the issuance were used for general corporate purposes.

Other

On December 20, 2013, ArcelorMittal entered into a term loan facility in an aggregate amount of 300, with a final repayment date on December 20, 2016. The facility may be used by the Group for general corporate purposes and amounts repaid under the agreement may not be re-borrowed. As of June 30, 2014, the term loan facility was fully drawn.

Certain debt agreements of the Company or its subsidiaries contain certain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and ArcelorMittal’s ability to dispose of assets in certain circumstances. Certain of these agreements also require compliance with a financial covenant.

The Company’s principal credit facilities (2.4 billion Revolving Credit Facility, 3.6 billion Revolving Credit Facility and certain borrowing agreements) include the following financial covenant: the Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the Company for a Measurement Period, subject to certain adjustments as defined in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio, currently 4.25 to 1 and 3.5 to 1 depending on the borrowing agreement.

The Company was in compliance with the financial covenants contained in the agreements related to all of its borrowings as of June 30, 2014.

NOTE 9 – FINANCIAL INSTRUMENTS

The Company enters into derivative financial instruments to manage its exposure to fluctuations in interest rates, exchange rates and the price of raw materials, energy and emission rights allowances arising from operating, financing and investment activities.

Fair values versus carrying amounts

The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require judgment in interpreting market data and developing estimates. The following tables summarize assets and liabilities based on their categories at June 30, 2014.

	Carrying amount in statements of financial position		Non-financial assets and liabilities	Loan and receivables	Liabilities at amortized cost	Fair value recognized in profit or loss	Available-for-sale assets	Derivatives
ASSETS
Current assets:
Cash and cash equivalents	4,214		-	4,214	-	-	-	-
Restricted cash	190		-	190	-	-	-	-
Trade accounts receivable and other	5,260		-	5,260	-	-	-	-
Inventories	18,627		18,627	-	-	-	-	-
Prepaid expenses and other current assets	3,122		1,778	1,138				206
Assets held for sale	125		125	-	-	-	-
Total current assets	31,538		20,530	10,802	-	-	-	206

Non-current assets:
Goodwill and intangible assets	8,753		8,753	-	-	-	-	-
Biological assets	136		-	-	-	136	-	-
Property, plant and equipment	50,699		50,699	-	-	-	-	-
Investments in associates and joint ventures	6,948		6,948	-	-	-	-	-
Other investments	1,136		-	-	-	-	1,136	-
Deferred tax assets	8,972		8,972	-	-	-	-	-
Other assets	1,421		506	816	-	-	-	99
Total non-current assets	78,065	-	75,878	816	-	136	1,136	99
Total assets	109,603		96,408	11,618	-	136	1,136	305

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	3,702		-	-	3,702	-	-	-
Trade accounts payable and other	12,494		-	-	12,494	-	-	-
Short-term provisions	1,125		1,103	-	22	-	-	-
Accrued expenses and other liabilities	6,070		1,410	-	4,567	-	-	93
Income tax liabilities	156		156	-	-	-	-	-
Liabilities held for sale	42		42	-	-	-	-	-
Total current liabilities	23,589		2,711	-	20,785	-	-	93

Non-current liabilities:
Long-term debt, net of current portion	18,132		-	-	18,132	-	-	-
Deferred tax liabilities	3,235		3,235	-	-	-	-	-
Deferred employee benefits	9,222		9,222	-	-	-	-	-
Long-term provisions	1,900		1,877	-	23	-	-	-
Other long-term obligations	1,301		412	-	887	-	-	2
Total non-current liabilities	33,790		14,746	-	19,042	-	-	2

Equity:
Equity attributable to the equity holders of the parent	48,923		48,923	-	-	-	-	-
Non-controlling interests	3,301		3,301	-	-	-	-	-
Total equity	52,224		52,224	-	-	-	-	-
Total liabilities and equity	109,603		69,681	-	39,827	-	-	95

The following tables summarize the bases used to measure certain assets and liabilities at their fair value.

As of December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Available-for-sale financial assets	522	-	-	522
Derivative financial current assets	-	64	-	64
Derivative financial non-current assets	-	7	-	7
Total assets at fair value	522	71	-	593
Liabilities at fair value:
Derivative financial current liabilities	-	206	-	206
Derivative financial non-current liabilities	-	1	-	1
Total liabilities at fair value	-	207	-	207

As of June 30, 2014
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Available-for-sale financial assets	919	-	-	919
Derivative financial current assets	-	206	-	206
Derivative financial non-current assets	-	16	83	99
Total assets at fair value	919	222	83	1,224
Liabilities at fair value:
Derivative financial current liabilities	-	93	-	93
Derivative financial non-current liabilities	-	2	-	2
Total liabilities at fair value	-	95	-	95

 Available-for-sale financial assets classified as Level 1 refer to listed securities quoted in active markets. A quoted market price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available, with limited exceptions. The total fair value is either the price of the most recent trade at the time of the market close or the official close price as defined by the exchange on which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs. The increase in the available-for-sale financial assets is related to the reclassification of Hunan Valin under this account following the decrease in the Company’s stake in February 2014, and an increase in the share price of Erdemir.

Derivative financial assets and liabilities classified as Level 2 refer to instruments to hedge fluctuations in interest rates, foreign exchange rates, raw materials (base metal), freight, energy, emission rights and equity. The total fair value is based on the price a dealer would pay or receive for the security or similar securities, adjusted for any terms specific to that asset or liability. Market inputs are obtained from well-established and recognized vendors of market data and the fair value is calculated using standard industry models based on significant observable market inputs such as foreign exchange rates, commodity prices, swap rates and interest rates.

Derivative financial assets classified as Level 3 refer to the call option on the 1,000 mandatory convertible bonds. The fair valuation of Level 3 derivative instruments is established at each reporting date in relation to which an analysis is performed in respect of changes in the fair value measurement since the last period. ArcelorMittal’s valuation policies for Level 3 derivatives are an integral part of its internal control procedures and have been reviewed and approved according to the Company’s principles for establishing such procedures. In particular, such procedures address the accuracy and reliability of input data, the accuracy of the valuation model and the knowledge of the staff performing the valuations.

ArcelorMittal establishes the fair valuation of the 1,000 mandatory convertible bonds (“MCB”) through the use of binomial valuation models. Binomial valuation models use an iterative procedure to price options, allowing for the specification of nodes, or points in time, during the time span between the valuation date and the option’s expiration date. In contrast to the Black-Scholes model, which provides a numerical result based on inputs, the binomial model allows for the calculation of the asset and the option for multiple periods along with the range of possible results for each period. On January 17, 2014, the Company extended the conversion date of the mandatory convertible bonds and the maturity date of the call option on the mandatory convertible bonds from January 31, 2014, to January 29, 2016.

Observable input data used in the valuations include zero coupon yield curves, stock market prices, European Central Bank foreign exchange fixing rates and Libor interest rates. Unobservable inputs are used to measure fair value to the extent that relevant observable inputs are not available. Specifically the Company computes unobservable volatility data based mainly on the movement of stock market prices observable in the active market over 90 working days.

The following table summarizes the reconciliation of the fair value of the call option on the 1,000 mandatory convertible bonds as of December 31, 2013 and June 30, 2014:

	€1.25 billion convertible bond	Euro-denominated call option on Treasury shares	Call option on 1,000 mandatory convertible bonds	Total
Balance as of December 31, 2012	(25)	25	12	12
Change in fair value	14	(14)	(11)	(11)
Balance as of June 30, 2013	(11)	11	1	1
Balance as of December 31, 2013	-	-	-	-
Balance of MCB call option as of January 17, 2014 (extension)	-	-	32	32
Change in fair value	-	-	51	51
Balance as of June 30, 2014	-	-	83	83

As a result of the repayment of the €1.25 billion Convertible Bonds on April 1, 2014, the euro-denominated call options on treasury shares acquired on December 14, 2010 expired.

Portfolio of Derivatives

The Company manages the counter-party risk associated with its instruments by centralizing its commitments and by applying procedures which specify, for each type of transaction and underlying, risk limits and/or the characteristics of the counter-party. The Company does not generally grant to or require from its counter-parties guarantees of the risks incurred. Allowing for exceptions, the Company’s counter-parties are part of its financial partners and the related market transactions are governed by framework agreements (mainly of the International Swaps and Derivatives Association agreements which allow netting only in case of counter-party default). Accordingly, derivative assets and derivative liabilities are not offset.

The portfolio associated with derivative financial instruments classified as Level 2 as of December 31, 2013 is as follows:

		Assets			Liabilities
		Notional Amount	Fair Value	Average Rate*	Notional Amount	Fair Value	Average Rate*
	Interest rate swaps - fixed rate borrowings/loans	188	3	4.55%	339	(11)	1.17%
	Other interest rate instruments	-	-		20	-
	Total interest rate instruments		3			(11)

	Foreign exchange rate instruments
	Forward purchase of contracts	49	2		5,323	(85)
	Forward sale of contracts	396	13		83	(2)
	Currency swaps purchases	641	5		641	(72)
	Exchange option purchases	184	12		-	-
	Exchange options sales		-		167	(11)
	Total foreign exchange rate instruments		32			(170)

	Raw materials (base metal), freight, energy, emission rights
	Term contracts sales	44	4		153	(16)
	Term contracts purchases	458	32		196	(10)
	Total raw materials (base metal), freight, energy, emission rights		36			(26)
	Total		71			(207)

*	The average rate is determined for fixed rate instruments on the basis of the U.S. dollar and foreign currency rates and for the variable rate instruments generally on the basis of Euribor or Libor.

The portfolio associated with derivative financial instruments classified as Level 2 as of June 30, 2014 is as follows:

		Assets			Liabilities
		Notional Amount	Fair Value	Average Rate*	Notional Amount	Fair Value	Average Rate*
	Interest rate swaps - fixed rate borrowings/loans	1,249	4	6.14%	50	(1)	1.60%
	Total interest rate instruments		4			(1)

	Equity Instruments
	Equity option purchases	370	64			-
	Total equity instruments		64			-

	Foreign exchange rate instruments
	Forward purchase of contracts	3,366	37		4,231	(18)
	Forward sale of contracts	1,632	11		346	(4)
	Currency swaps purchases	546	22		330	(48)
	Exchange option purchases	143	7		23	-
	Exchange options sales	14	-		152	(5)
	Total foreign exchange rate instruments		77			(75)

	Raw materials (base metal), freight, energy, emission rights
	Term contracts sales	58	3		214	(16)
	Term contracts purchases	581	74		103	(3)
	Total raw materials (base metal), freight, energy, emission rights		77			(19)
	Total		222			(95)

*	The average rate is determined for fixed rate instruments on the basis of the U.S. dollar and foreign currency rates and for the variable rate instruments generally on the basis of Euribor or Libor.

NOTE 10 – PROVISIONS

Provisions, as of December 31, 2013 and June 30, 2014, are comprised of the following:

	December 31, 2013	June 30, 2014
Environmental	915	939
Asset retirement obligations	516	479
Site restoration	75	60
Staff related obligations	169	175
Voluntary separation plans	138	105
Litigation and other (see note 13)	954	969
Tax claims	355	378
Other legal claims	299	291
Other unasserted claims	300	300
Commercial agreements and onerous contracts	93	72
Other	229	226
	3,089	3,025
Short-term provisions	1,206	1,125
Long-term provisions	1,883	1,900
	3,089	3,025

NOTE 11 – SEGMENT AND GEOGRAPHIC INFORMATION

As of January 1, 2014, ArcelorMittal implemented changes to its organizational structure which provide a greater geographical focus.  Accordingly, the Company modified the structure of its segment information in order to reflect changes in its approach to managing its operations and prior period segment disclosures have been retrospectively adjusted to reflect this new segmentation in conformity with IFRS. ArcelorMittal’s reportable segments changed to NAFTA, Brazil and neighboring countries (“Brazil”), Europe, Africa & Commonwealth of Independent States ("ACIS") and Mining. The NAFTA segment includes the Flat, Long and Tubular operations of USA, Canada and Mexico. The Brazil segment includes the Flat operations of Brazil, and the Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica, Trinidad and Tobago and Venezuela. The Europe segment comprises the Flat, Long and Tubular operations of the European business, as well as Distribution Solutions (AMDS). The ACIS segment is largely unchanged with the addition of some Tubular operations and distribution activities (ArcelorMittal International). The Mining segment remains unchanged.

Reportable segments

ArcelorMittal reports its operations in five segments: NAFTA, Brazil, Europe, ACIS and Mining.

•         NAFTA represents the flat, long and tubular facilities of the Company located in North America (Canada, United States and Mexico). NAFTA produces flat products such as slabs, hot-rolled coil, cold-rolled coil, coated steel and plate. These products are sold primarily to customers in the following industries: distribution and processing, automotive, pipe and tubes, construction, packaging, and appliances. NAFTA also produces long products such as wire rod, sections, rebar, billets, blooms and wire drawing, and tubular products;

•         Brazil includes the flat operations of Brazil and the long and tubular operations of Brazil and neighboring countries including Argentina, Costa Rica, Trinidad and Tobago and Venezuela. Flat products include slabs, hot-rolled coil, cold-rolled coil and coated steel. Long products consist of wire rod, sections, bar and rebar, billets, blooms and wire drawing.

•         Europe is the largest flat steel producer in Europe, with operations that range from Spain in the west to Romania in the east, and covering the flat carbon steel product portfolio in all major countries and markets. Europe produces hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general industry and packaging industries. Europe produces also long products consisting of sections, wire rod, rebar, billets, blooms and wire drawing, and tubular products. In addition, it includes Distribution Solutions, primarily an in-house trading and distribution arm of ArcelorMittal. Distribution Solutions also provides value-added and customized steel solutions through further steel processing to meet specific customer requirements;

•         ACIS produces a combination of flat, long products and tubular products. Its facilities are located in Asia, Africa and Commonwealth of Independent States; and

•         Mining comprises all mines owned by ArcelorMittal in the Americas (Canada, USA, Mexico and Brazil), Asia (Kazakhstan and Russia), Europe (Ukraine and Bosnia & Herzegovina) and Africa (Algeria and Liberia). It supplies the Company and third parties customers with iron ore and coal.

The following table summarizes certain financial data relating to ArcelorMittal’s operations in its different reportable segments:

		NAFTA	Brazil	Europe	ACIS	Mining	Others*	Eliminations	Total
	Six months ended June 30, 2013
	Sales to external customers	9,592	4,903	20,532	4,213	637	72	-	39,949
	Intersegment sales**	89	178	218	90	1,913	289	(2,777)	-
	Operating income	193	542	(256)	(140)	572	(116)	(39)	756
	Depreciation	383	358	978	266	293	19	-	2,297
	Impairment	-	-	24	15	-	-	-	39
	Capital expenditures	160	122	473	188	687	6	-	1,636

	Six months ended June 30, 2014
	Sales to external customers	10,300	4,581	20,692	4,158	707	54	-	40,492
	Intersegment sales**	51	206	148	149	1,932	233	(2,719)	-
	Operating income	77	592	414	5	507	(122)	33	1,506
	Depreciation	359	247	810	260	314	21	-	2,011
	Capital expenditures	226	241	518	215	429	20	-	1,649

*	Others include all other operational and non-operational items which are not segmented, such as corporate and shared services, financial activities, and shipping and logistics.
**	Transactions between segments are reported on the same basis of accounting as transactions with third parties except for certain mining products shipped internally and reported on a cost plus basis.

The reconciliation from operating income to net income is as follows:

	Six months ended June 30,
	2013	2014
Operating income	756	1,506
Income (loss) from investments in associates and joint ventures	(42)	154
Financing costs - net	(1,634)	(1,516)
Income (loss) before taxes	(920)	144
Income tax (expense)	(196)	(217)
Net income (loss) (including non-controlling interests)	(1,116)	(73)

Geographical segmentation

Sales (by destination)

	Six months ended June 30,
	2013	2014
Americas
United States	7,646	8,345
Brazil	3,500	3,295
Canada	1,604	1,725
Argentina	608	596
Mexico	1,031	1,144
Others	1,011	788
Total Americas	15,400	15,893

Europe
Germany	3,516	3,570
France	2,449	2,573
Spain	2,023	2,222
Poland	1,633	1,868
Italy	1,422	1,447
Turkey	1,273	1,177
United Kingdom	716	771
Belgium	683	653
Czech Republic	822	819
Romania	396	369
Netherlands	463	487
Russia	876	371
Others	2,625	2,602
Total Europe	18,897	18,929

Asia & Africa
South Africa	1,569	1,348
Kazakhstan	415	718
China	560	497
India	187	107
Others	2,921	3,000
Total Asia & Africa	5,652	5,670

Total	39,949	40,492

The table below presents sales to external customers by product type. In addition to steel produced by the Company, amounts include material purchased for additional transformation and sold through distribution services. Others include mainly non-steel sales and services.

Product segmentation

Sales (by products)

	Six months ended June 30,
	2013	2014
Flat products	22,191	22,377
Long products	9,856	9,778
Tubular products	1,117	1,181
Mining products	637	707
Others	6,148	6,449
Total	39,949	40,492

NOTE 12 – COMMITMENTS

The Company’s commitments consist of the following:

	December 31,	June 30,
	2013	2014
Purchase commitments	18,557	25,074
Guarantees, pledges and other collateral	3,290	4,219
Non-cancellable operating leases	2,235	2,099
Capital expenditure commitments	1,060	731
Other commitments	3,354	3,381
Total	28,496	35,504

Purchase commitments

Purchase commitments consist primarily of major agreements for procuring iron ore, coking coal, coke and hot metal. The Company also has a number of agreements for electricity, industrial and natural gas, scrap and freight contracts. The increase in purchase commitments is mainly related to Calvert slab purchases.

Purchase commitments include commitments given to associates for 641 and 507 as of December 31, 2013 and June 30, 2014, respectively. Purchase commitments include commitments given to joint ventures for nil and 101 as of December 31, 2013 and June 30, 2014, respectively.

Guarantees, pledges and other collateral

Guarantees related to financial debt and credit lines given on behalf of third parties were 89 and 154 as of December 31, 2013 and June 30, 2014, respectively. Additionally, 32 and 21 were related to guarantees given on behalf of associates and guarantees of 320 and 943 were given on behalf of joint ventures as of December 31, 2013 and June 30, 2014, respectively. Pledges and other collateral mainly relate to mortgages entered into by the Company’s operating subsidiaries. The increase is mainly related to the guarantee issued on behalf of Calvert.

Other sureties, first demand guarantees, letters of credit, pledges and other collateral included 3 and nil of commitments given on the behalf of associates as of December 31, 2013 and June 30, 2014.

Non-cancellable operating leases

Non-cancellable operating leases mainly relate to commitments for the long-term use of various facilities, land and equipment belonging to third parties.

Capital expenditure commitments

Capital expenditure commitments mainly relate to commitments associated with investments in expansion and improvement projects by various subsidiaries.

Other commitments

Other commitments given comprise mainly commitments incurred for undrawn credit lines confirmed to customers and gas supply to electricity suppliers.

NOTE 13 – CONTINGENCIES

ArcelorMittal may be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitral proceedings are recorded in accordance with the principles described in note 2 to consolidated financial statements for the year ended December 31, 2013.

Most of these claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probabilities of loss and an estimate of damages are difficult to ascertain. Consequently, for a large number of these claims, the Company is unable to make a reasonable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has disclosed information with respect to the nature of the contingency. The Company has not accrued a reserve for the potential outcome of these cases.

In cases in which quantifiable fines and penalties have been assessed or the Company has otherwise been able to reasonably estimate the amount of probable loss, the Company has indicated the amount of such fine or penalty or the amount of provision accrued.

In a limited number of ongoing cases, the Company is able to make a reasonable estimate of the expected loss or range of possible loss and has accrued a provision for such loss, but believe that publication of this information on a case-by-case basis would seriously prejudice the Company’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency, but has not disclosed the estimate of the range of potential loss nor the recorded as a loss.

These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. These assessments are based on estimates and assumptions that have been deemed reasonable by management. The Company believes that the aggregate provisions recorded for the above matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and in estimating contingent liabilities, the Company could, in the future, incur judgments that could have a material effect on its results of operations in any particular period. The Company considers it highly unlikely, however, that any such judgments could have a material adverse effect on its liquidity or financial condition.

Tax Claims

Brazil

In 2011, ArcelorMittal Brasil received a tax assessment for corporate income tax (known as IRPJ) and social contributions on net profits (known as CSL) in relation to (i) the amortization of goodwill on the acquisition of Mendes Júnior Siderurgia (for the 2006 and 2007 fiscal years), (ii) the amortization of goodwill arising from the mandatory tender offer (MTO) made by ArcelorMittal to minority shareholders of Arcelor Brasil following the two-step merger of Arcelor and Mittal Steel N.V. (for the 2007 tax year), (iii) expenses related to pre-export financing used to finance the MTO, which were deemed by the tax authorities to be unnecessary for ArcelorMittal Brasil since the financing was used to buy the shares of its own company; and (iv) CSL over profits of controlled companies in Argentina and Costa Rica. The amount claimed totals 584. On January 31, 2014,  the administrative tribunal of first instance found in partial favor of ArcelorMittal Brasil, reducing the penalty component of the assessment from, according to ArcelorMittal Brasil’s calculations, 266 to 141 (as calculated at the time of the assessment), while upholding the remainder of the assessment. The Brazilian Federal Revenue Service has appealed the administrative tribunal’s decision to reduce the amount of the original penalty. ArcelorMittal Brasil has also appealed the administrative tribunal’s decision to uphold the tax authority’s assessment (including the revised penalty component).

In April 2014, Comércio Exterior S.A. (“Comex”), a Brazilian subsidiary of ArcelorMittal, received a tax assessment in the amount of 76.9 concerning certain deductions made by Comex in relation to the Fundap financial tax incentive; the Brazilian Federal Revenue Service considers that Comex owes corporate income tax (known as IRPJ) and social contributions on net profits (known as CSL) on the amounts deducted.  Comex filed its defense in June 2014.

In May 2014, ArcelorMittal Comercializadora de Energia received a tax assessment from the state of Minas Gerais alleging  that  the company did not correctly calculate tax credits on  interstate sales of electricity  from the February 2012 to December 2013 period. The amount claimed totals 60. ArcelorMittal Comercializadora de Energia filed its defense in June 2014.

Competition/Antitrust Claims

United States

On September 12, 2008, Standard Iron Works filed a purported class action complaint in the U.S. District Court in the Northern District of Illinois against ArcelorMittal, ArcelorMittal USA LLC, and other steel manufacturers, alleging that the defendants had conspired to restrict the output of steel products in order to fix, raise, stabilize and maintain prices at artificially high levels in violation of U.S. antitrust law. Other similar direct purchaser lawsuits were also filed in the same court and were consolidated with the Standard Iron Works lawsuit. In 2009, the court denied a motion by ArcelorMittal and the other defendants to dismiss the direct purchaser claims. A hearing on class certification of the direct purchaser claims took place in March/ April 2014 and a decision remains pending.  On May 29, 2014, ArcelorMittal entered into an agreement to settle the direct purchaser claims for an amount of 90 recognized in cost of sales. ArcelorMittal may terminate the settlement agreement if more than a certain percentage of members of the purported plaintiffs’ class opt-out of the settlement. In addition to any opt-out direct purchaser claimants who may pursue their claims, two putative class actions on behalf of indirect purchasers have been filed and are not covered by the settlement of the direct purchaser claims.  On June 13, 2014, the court gave its preliminary approval of the settlement and scheduled a hearing for final approval on October 17, 2014.

South Africa

On September 1, 2009, the South African Competition Commission referred a complaint against four producers of long carbon steel in South Africa, including ArcelorMittal South Africa, and the South African Iron and Steel Institute to the Competition Tribunal. The complaint referral followed an investigation into alleged collusion among the producers initiated in April 2008, on-site inspections conducted at the premises of some of the producers and a leniency application by Scaw South Africa, one of the producers under investigation. The Competition Commission recommended that the Competition Tribunal impose an administrative penalty against ArcelorMittal South Africa, Cape Gate and Cape Town Iron Steel Works in the amount of 10% of their annual revenues in South Africa and exports from South Africa for 2008. ArcelorMittal filed an application to access the file of the Competition Commission that was rejected. ArcelorMittal is appealing the decision to reject the application, and has applied for a review of that decision and a suspension of the obligation to respond to the referral on the substance pending final outcome on the application for access to the documents. The appeal was upheld by the Competition Appeals Court (CAC) and the matter was referred back to the Competition Tribunal for a determination of confidentiality and scope of access to the documents. The Competition Commission appealed the decision of the CAC, and, on May 31, 2013, the Supreme Court of Appeal dismissed the appeal of the Competition Commission and confirmed the decision of the CAC. In 2014, ArcelorMittal South Africa requested the documents from the Competition Commission, which provided an index thereof. On July 7, 2011, ArcelorMittal filed an application before the Competition Tribunal to set aside the complaint referral based on procedural irregularities. It is too early for ArcelorMittal to assess the potential outcome of the procedure, including the financial impact.

Other Legal Claims

Argentina

Over the course of 2007 to 2013, the Argentinian Customs Office Authority (Aduana) notified the Company of certain inquiries that it is conducting with respect to prices declared by the Company’s Argentinian subsidiary, Acindar related to iron ore imports. The Customs Office Authority is seeking to determine whether Acindar incorrectly declared prices for iron ore imports from several different Brazilian suppliers and from ArcelorMittal Sourcing on 35 different shipments made between 2002 and 2012. The aggregate amount claimed by the Customs Office Authority in respect of all of the shipments is approximately 165. The investigations are subject to the administrative procedures of the Customs Office Authority and are at different procedural stages depending on the filing date of the investigation. By February 2014, in 17 cases, the administrative branch of the Customs Office Authority ruled against Acindar (representing total claims of 30). These decisions have been appealed to the Argentinian National Fiscal Court.

F-25

Canada

In 2008, two complaints filed by Canadian Natural Resources Limited (“CNRL”) in Calgary, Alberta against ArcelorMittal, ArcelorMittal USA LLC, Mittal Steel North America Inc. and ArcelorMittal Tubular Products Roman S.A were filed. CNRL alleges negligence in both complaints, seeking damages of 56 and 25, respectively. The plaintiff alleges that it purchased a defective pipe manufactured by ArcelorMittal Tubular Products Roman and sold by ArcelorMittal Tubular Products Roman and Mittal Steel North America Inc. In May 2009, in agreement with CNRL, ArcelorMittal and ArcelorMittal USA were dismissed from the cases without prejudice to CNRL’s right to reinstate the parties later if justified. In April 2014, the parties participated in a mediation procedure and reached a settlement subject to certain conditions, which have now been satisfied. The proceedings before the Calgary court were formally discontinued in June 2014 and the case is therefore now closed.

Italy

In January 2010, ArcelorMittal received notice of a claim filed by Finmasi S.p.A. relating to a memorandum of agreement (“MoA”) entered into between ArcelorMittal Distribution Services France (“AMDSF”) and Finmasi in 2008. The MoA provided that AMDSF would acquire certain of Finmasi’s businesses for an amount not to exceed €93 million, subject to the satisfaction of certain conditions precedent, which, in AMDSF’s view, were not fulfilled. Finmasi sued for (i) enforcement of the MoA, (ii) damages of €14 million to €24 million or (iii) recovery costs plus quantum damages for Finmasi’s alleged lost opportunity to sell to another buyer. In September 2011, the court rejected Finmasi’s claims other than its second claim. The court appointed an expert to determine the quantum of damages. In May 2013, the expert’s report was issued and valued the quantum of damages in the range of €38 million to €60 million. ArcelorMittal appealed the decision on the merits. In May 2014, the Court of Appeals issued a decision rejecting ArcelorMittal’s appeal. On June 20, 2014, ArcelorMittal filed an appeal of the Court of Appeal’s judgment  with the Italian Court of Cassation. A hearing in relation to the quantum of damages took place on June 24, 2014 and the judge set a deadline of  October 8, 2014 for the parties to file their briefs.

Senegal

In 2007, ArcelorMittal Holdings AG entered into an agreement with the State of Senegal relating to an integrated iron ore mining and related infrastructure project. The Company announced at the time that implementation of the project would entail an aggregate investment of 2.2 billion. Project implementation did not follow the originally anticipated schedule after initial phase studies and related investments.

The Company engaged in discussions with the State of Senegal about the project over a long period. In early 2011, the parties engaged in a conciliation procedure, as provided for under their agreement, in an attempt to reach a mutually acceptable outcome. Following the unsuccessful completion of this procedure, in May 2011 the State of Senegal commenced an arbitration before the Court of Arbitration of the International Chamber of Commerce, claiming breach of contract and provisionally estimating damages of 750. In September 2013, the arbitral tribunal issued its first award ruling that Senegal was entitled to terminate the 2007 agreements. The arbitral tribunal also ruled that a new arbitration phase would be held relating to the potential liability of ArcelorMittal as well as the amount of any damages which could be awarded to Senegal. The parties have since agreed to settle the dispute with the amount of the settlement being included within “Financing costs – net”.

NOTE 14 – SUBSEQUENT EVENTS

On July 29, 2014, ArcelorMittal and Billiton Guinea B.V. (“BHP Billiton”) signed a sale and purchase agreement for the acquisition by ArcelorMittal of a 43.5% stake in Euronimba Limited (“Euronimba”), which holds a 95% indirect interest in the Mount Nimba iron ore project in Guinea (“the Project”). ArcelorMittal has simultaneously entered into a sale and purchase agreement with Compagnie Française de Mines et Métaux (a member of the Areva group) for the acquisition of its 13% stake in Euronimba. The closing of these two transactions would give ArcelorMittal a 56.5% ownership of Euronimba. The remaining 43.5% of Euronimba is owned by Newmont LaSource S.A.S. (“Newmont”).  As part of the transaction, ArcelorMittal has granted Newmont a limited duration option which, if exercised, would result in Newmont and ArcelorMittal owning equal stakes in Euronimba. The transaction is subject to certain closing conditions, including merger control clearance and certain approvals from the Government of Guinea.